EXHIBIT 10.6
                                   AGREEMENT

     This contract dated April 15, 1998, is by and between REDBANK PETROLEUM, INC.. ("REDBANK") and NORTH AMERICAN GEOPHYSICAL ("NAG"). For and in consideration of mutual promises and covenants contained within this agreement the receipt and sufficiency of which is hereby acknowledged the parties agree as follows:

1. NAG agrees to commence and complete a 3-D seismic survey on the lands and to the extent identified in the Appendices attached to this Agreement, within a reasonable period of time from the date this agreement is executed, and submit a report or reports concerning such survey to
REDBANK.

2. REDBANK agrees to pay additional consideration to NAG as shown on the Appendices to this Agreement on or before completion of the work required in each such Appendix, but in no event no later than the date REDBANK requests reports concerning such surveys from NAG.

3. If REDBANK fails to pay the additional consideration required by this Agreement or as specifically provided in any Appendix to this Agreement, such failure to pay will result in the survey and all data relating to the survey becoming the property of NAG; and REDBANK agrees that in such circumstance title to the. survey and the data associated with such survey will remain with NAG until full payment of the amount required by this Agreement and the applicable Appendix is made.

4. Should the work required by any Appendix to this Agreement not be commenced or completed for any reason, REDBANK shall not be obligated to pay the additional consideration required by this Agreement and the applicable Appendix, but in no event will NAG ever be required to refund the payments already received, if any, by NAG in conjunction with this Agreement.

5. REDBANK agrees to provide NAG access to the lands described in the Appendices to this Agreement, so that NAG may conduct activities relating to the seismic survey, and REDBANK represents it has the authority, or will have the authority, to grant NAG access to the lands described in the Appendices to conduct such activities.

6. NAG may subcontract any and all work required to be performed by NAG under this Agreement, as it deems necessary or appropriate, but in so doing will remain solely liable to REDBANK to comply with the terms of this Agreement, and REDBANK agrees to look solely to NAG for compliance with the terms of this Agreement.

7. This instrument constitutes the entire agreement of the parties, except as additional Appendices may be added to this Agreement and this Agreement supercedes any prior oral or written agreements or understandings concerning the subject matter of this Agreement. This Agreement may not be amended except by written instrument referring specifically to this Agreement. It is, however, contemplated that the parties will, from time to time, prepare and execute Appendices to this Agreement, which the parties specifically agree will, to the extent stated in such Appendices, amend this Agreement.

8. This Agreement will be construed under the laws of thc State of Texas, and venue for any action in conjunction with this Agreement will be in Dallas County, Texas.

9. This Agreement inures to the benefit of the parties, their assigns, successors, and representatives.


                                     REDBANK PETROLEUM, INC.


                                         /s/ Brent Wagman, President
                                     By: _____________________
                                         Brent Wagman, President

                                     NORTH AMERICAN GEOPHYSICAL

                                        /s/ M.W. Taylor
                                     By:______________________
                                         M.W. Taylor